Exhibit 10(x)

TRUSTEE FEE AGREEMENT

          THIS TRUSTEE FEE AGREEMENT (the “Agreement”) is made and entered into as of the 26th day of April, 2004, by and among RICHARD J. CHERNESKY (“Chernesky”), RICHARD A. BROOCK (“Broock”) and FREDERICK J. CASPAR (“Caspar” and together with Chernesky and Broock, the “Trustees”), solely in their capacities as trustees of the Master Trusts defined below and not individually and DPL INC., an Ohio corporation (“DPL”), and THE DAYTON POWER AND LIGHT COMPANY, an Ohio corporation (“DP&L” and together with DPL, the “Company”), under the following circumstances:

A.	The Company and the Trustees, together with Bank of America, N.A. (“BOA”), are parties to the Amended and Restated Master Trust Agreement dated as of January 1, 2001 (“Trust Agreement No. 1”).

B.

The Company and the Trustees, together with Bank One Trust Company, N.A. (“Bank One”), are parties to the Second Amended and Restated Master Trust Agreement dated as of January 1, 2001 (“Trust Agreement No. 2 and together with Trust Agreement No. 1, the “Trust Agreements”).  Pursuant to each of the Trust Agreements, the Trustees together with BOA under Trust Agreement No. 1 and Bank One under Trust Agreement No. 2 serve as Trustees of the respective master trusts created under each Trust Agreement (collectively, the “Master Trust”).

C.

Pursuant to Article 7.A. of each of the Trust Agreements, upon a Change of Control (as defined in the Trust Agreements), BOA and Bank One are to immediately and without further action be removed as a Trustee of the Master Trusts, and the Trustees named herein will serve as the sole Trustees of the Master Trusts.

D.

Pursuant to the first sentence of Article 6.R. of the Trust Agreements, the Trustees are to receive a reasonable fee for their services as Trustees of the Master Trust; and the parties hereto desire to agree as to the reasonable fee to which the Trustees will be entitled upon and after certain events constituting a Change of Control.

          NOW, THEREFORE, the parties agree as follows:

          1.          Capitalized Terms.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Master Trust.

          2.          Compensation for Services.  (a) This Agreement shall become effective (the “Effective Date”) upon the occurrence of a Change of Control, and during the term of this Agreement, the Trustees and the Company hereby agree that the fee payable to the Trustees in accordance with the first sentence of Article 6.R. of the Trust Agreements (hereinafter the

“Trustee Fee”) shall be equal to Two Hundred Fifty Thousand Dollars ($250,000) per annum, irrespective of the value of the assets in the Master Trust, which Trustee Fee shall be considered a reasonable fee for the services rendered by the Trustees.  The Trustee Fee shall be allocated to each respective Master Trust based upon the relative asset value in each such trust as provided in Section 2(b) below.  For the avoidance of doubt, the Trustee Fee shall not be reduced by the following charges and expenses as contemplated, respectively, in Trust Agreement No. 1 and Trust Agreement No. 2, which charges and expenses may be paid by the Trustees from the Trust Corpus:  retention of a Custodian (pursuant to Article 5.J. and K.); employment or retention of a third party administrator to, without limitation, account for all “Accounts” for each “Beneficiary” (both as defined in the Master Trust), prepare all Beneficiary statements, information reports, and income tax returns, coordinate periodic distributions to the Beneficiaries, calculate and coordinate applicable withholding; retention of consultants to provide general financial and investment advice with respect to investments held by the Master Trust; and retention of such other agents, accountants, or advisors deemed by the Trustees to be necessary or appropriate for the proper administration of the Master Trust (pursuant to Article 5.I. and J.) which may include the Company, its successors or affiliates, or “Beneficiaries” of the Master Trust; and reimbursement of other expenses reasonably necessary and incident to the administration of the Master Trusts (pursuant to Article 5.I. and J., and pursuant to the second sentence of Article 6.R. of the Trust Agreements), including, without limitation, engaging attorneys, accountants, experts, or other advisors to advise the Trustees regarding, and to assist the Trustees in, the enforcement of the terms of the Trust Agreements, including the pursuit of litigation to enforce funding of the Master Trusts, or defending against threatened or actual litigation against the Trustees or the Master Trusts.  For the avoidance of doubt, the Trustees may retain the law firm of Chernesky, Heyman & Kress P.L.L., or any other law firm with which they are associated, to perform services for and on their behalf in connection with the Master Trusts.  Notwithstanding anything in this Section 2(a) to the contrary, the Trustee Fee shall include all time expended by the Trustees themselves on behalf of the Master Trusts in whatever capacity (whether as Trustee or attorney), the cost of office, secretarial, and similar overhead incurred by the Trustees in the performance of their services outside of litigation or other controversy, and all costs expended by the Trustees to assist the Trustees in monitoring and reviewing any reports or statements prepared by others, which the Trustees deem necessary or appropriate to have so prepared under the terms of the Plans (as defined in the Trust Agreements) or the Trust Agreements outside of litigation or other controversy.

          (b)           For purposes of allocating the Trustee Fee hereunder between each respective Master Trust, the market value of positions in securities shall be as follows: securities that are listed on the New York Stock Exchange and are freely transferable shall be valued at their last sales price on the consolidated tape on the date of determination or, if no sales occurred on such day, at the “bid” price on the consolidated tape at the close of business on such day, and, if sold short, at the asked price at the close of business on such day.  Securities that are listed on national exchanges other than the New York Stock Exchange or are traded over the counter and are freely transferable shall be valued at their last sales price on the date of determination on the exchange that constitutes the principal market, or, if no sales occurred on such day, at the “bid” price on such exchange at the close of business on such day and if sold short at the asked price at the close of business on such day.  All other assets of the Master Trust shall be valued in the manner determined by the Trustees in their reasonable discretion, with due consideration being given in such valuation of any limited partnership interest (or similar investment entity) of the Master Trust to any underlying value as to each such interest received by the Trustees from the general partner(s) of such partnership(s).

          (c)          For purposes of this Agreement, “Change of Control” means any change in control of DPL Inc., an Ohio corporation (“DPL”), or its principal subsidiary, The Dayton Power and Light Company, an Ohio corporation (“DP&L”), of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as determined by the Board of Directors of DPL in its sole discretion; provided that, without limitation, such a Change of Control shall be deemed to have occurred if (i) any ‘person’ (as such term is defined in Sections 13(d) and 14d)(2) of the Exchange Act; hereafter, a “Person”) other than DPL or DP&L or an entity then directly or indirectly controlling, controlled by or under common control with DPL or DP&L becomes the beneficial owner, directly or indirectly, of securities of DPL or DP&L representing (A) 15% or more of the combined voting power of the then outstanding securities of DPL or DP&L if the acquisition of such beneficial ownership is not approved by the Board of Directors of DPL prior to the acquisition or (B) 50% or more of such combined voting power in all other cases; (ii) upon the consummation of an agreement entered into by DPL or DP&L to merge or consolidate itself, or an agreement to consummate a “combination” or “majority share acquisition” in which it is the “acquiring corporation” (as such terms are defined in Ohio Rev. Code §1701.01 as in effect on December 31, 1990) and in which shareholders of DPL or DP&L, as the case may be, immediately prior to entering into such agreement, will beneficially own, immediately after the effective time of the merger, consolidation, combination or majority share acquisition, securities of DPL or DP&L or any surviving or new corporation, as the case may be, having less than 50% of the ‘voting power’ of DPL or DP&L or any surviving or new corporation, as the case may be, including ‘voting power’ exercisable on a contingent or deferred basis as well as immediately exercisable ‘voting power’, excluding any merger of DPL into DP&L or of DP&L into DPL; (ii) upon the consummation of an agreement entered into by DPL or DP&L to sell, lease, exchange or otherwise transfer or dispose of all or substantially all of its assets to any person other than to a wholly owned subsidiary or, in the case of DP&L, to DPL or a wholly owned subsidiar(ies) of DPL; but not including (A) a mortgage or pledge of assets granted in connection with a financing or (B) a spin-off or sale of assets if DPL continues in existence and its common shares are listed on a national securities exchange, quoted on the automated quotation system of a national securities association or traded in the over-the-counter market; or (iii) if those persons serving as directors of DPL or DP&L on February 1, 2000 (the ‘Original Directors’) and/or their Successors do not constitute a majority of the whole Board of Directors of DPL or DP&L, as the case may be (the term ‘Successors’ shall mean those directors whose election or nomination for election by shareholders has been approved by the vote of at least two-thirds of the Original Directors and previously qualified Successors serving as directors of DPL or DP&L, as the case may be, at the time of such election or nomination for election).

          3.           Payment.  The Trustee Fee shall be payable in quarterly installments of Sixty Two Thousand Five Hundred Dollars ($62,500) each within fifteen (15) days after the end of each calendar quarter.  The Trustee shall have the right to automatically deduct the Trustee Fee from the Trusts’ Corpus, provided, however, that this right shall not affect the Company’s obligation to pay the Trustee Fee to the Trustees in the absence of such deduction.  If the Effective Date of this Agreement does not commence at the beginning of a calendar quarter, a pro rated fee will be charged based on the number of days remaining in the quarter.  If this Agreement is terminated, a fee will be charged from the beginning of the calendar quarter immediately preceding such termination through the date of termination, and shall be paid within fifteen (15) days after the date of termination.

          4.          Term.  This Agreement shall become effective on the Effective Date and shall continue in effect until such time as none of the Trustees or their Successor Trustees (as defined in Section 6 hereof) serve as a Trustee under the Trust Agreements.

          5.          Duties.  The duties of the Trustees are set forth in the Trust Agreements and clarified in that certain letter from the Trustees to Peter H. Forster dated as of the date first above written and attached to this Agreement as Exhibit A.

          6.          Successor Trustees.  Pursuant to Article 7.B. of each of the Trust Agreements, upon a Change of Control a majority of the Trustees may appoint successor Trustees (“Successor Trustees”) who shall, upon acceptance, succeed to and be vested with all of the title, powers, discretion, privileges, duties and immunities of a Trustee hereunder.  In accordance with the authority given to the Trustees by this provision of the Trust Agreement, if any Trustee shall resign or, for any other reason, cease to be Trustee hereunder after the occurrence of a Change of Control, such that there are less than three (3) Trustees of the Master Trust, the Trustees hereby appoint EDWARD M. KRESS to serve as a Successor Trustee upon acceptance of such appointment and the terms and conditions of this Agreement.  If EDWARD M. KRESS shall decline appointment, or if, subsequently, there are less than three (3) Trustees of the Master Trust, the Trustees hereby appoint WILLIAM J. LEIBOLD to serve as a Successor Trustee upon acceptance of such appointment and the terms and conditions of this Agreement.

          7.           Notices. Any notices, requests, instructions, demands or other communications required or permitted under this Agreement shall be in writing and shall be sufficiently communicated if delivered in person or if sent by U.S. Mail, postage prepaid, and properly addressed as follows:

If to the Trustees:	Richard J. Chernesky, Esq.
Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza, S.W.
Suite 1100
P.O. Box 3808
Dayton, Ohio 45401-3808

Richard A. Broock, Esq.
Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza, S.W.
Suite 1100
P.O. Box 3808
Dayton, Ohio 45401-3808

Frederick J. Caspar, Esq.
Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza, S.W.
Suite 1100
P.O. Box 3808
Dayton, Ohio 45401-3808

If to the Company:	DPL Inc.
The Dayton Power and Light Company
MacGregor Park
1065 Woodman Drive
P.O. Box 1247
Dayton, Ohio 45432
Attn: Stephen F. Koziar, Jr., Esq.

Any person may change its address for the purpose of receiving notices, requests, instructions, demands, or other communications as herein provided by a written notice given in the manner aforesaid to the other parties hereto.

          8.          Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter described herein, and supercedes the Trustee Fee Agreement among the parties dated October 4, 2001.  This Agreement shall not be deemed to amend the Trust Agreements but shall merely be used to determine the compensation payable to the Trustees thereunder and to clarify certain of the duties of the Trustees as referenced in Section 5 hereof.

          9.          Parties in Interest; Assignment.  This Agreement and all of the provisions hereof shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party, which consent shall not be unreasonably withheld.

          10.          Amendment to Agreement.  This Agreement may be modified or amended only by a writing executed by the Trustees and the Company.

          11.          Severability.  If any provision of this Agreement shall be determined by any court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

          12.          Governing Law.  This Agreement will be construed, enforced, and governed by the laws of the state of Ohio (without regard to its conflicts of law rules).

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

DPL INC.

By:	/s/ STEPHEN F. KOZIAR

Title:	/s/ PRESIDENT AND CEO

THE DAYTON POWER AND LIGHT COMPANY

By:	/s/ STEPHEN F. KOZIAR

Title:	/s/ PRESIDENT AND CEO

/s/ RICHARD J. CHERNESKY

RICHARD J. CHERNESKY, TRUSTEE

/s/ RICHARD A. BROOCK

RICHARD A. BROOCK, TRUSTEE

/s/ FREDERICK J. CASPAR

FREDERICK J. CASPAR, TRUSTEE

EXHIBIT A

April 26, 2004

Mr. Peter H. Forster
Chairman of the Board
DPL Inc.
1065 Woodman Drive
Dayton, OH   45432

          Re:           Trustee Duties Under Master Trusts

Dear Pete:

          As promised, the purpose of this letter is to set forth in more detail the duties of the individual Trustees of the Master Trusts, as well as services which would and would not be covered by the fee enumerated in the Trustee Fee Agreement dated of even date herewith (“Fee Agreement’).  If approved, the Fee Agreement would become effective following the consummation of a Change of Control.  As we discussed, it is our intent that the Fee Agreement would include all time expended by each of us as the three individual Trustees in connection with the Master Trusts, in whatever capacity that time is expended, following the consummation of a Change of Control.  Stated differently, we, from time to time, may be considered to be performing for the Master Trust duties as trustee or duties as attorney; we will not differentiate between the two for billing purposes but, rather, will consider the trustee fee paid under the Fee Agreement as full payment for all such personal services performed by the three of us in whatever capacity.

          As Trustees under the Master Trusts, on the first trigger we would succeed to all duties of the Compensation Committee under the various compensation plans funded through the Master Trusts (the “Plans”), as well as duties of the Trustees in the Master Trusts themselves.  These duties would include the following:

          1.          Interpret the Plans, as well as prescribe and amend any rules for the operation of the Plans, and make all determinations necessary or appropriate in administering the Plans.

          2.          Understand and assure that the Plans and all related compensation benefits and gross-ups required to be funded into the Master Trusts are fully funded at the first trigger, the second trigger, and on a periodic basis throughout the life of the benefit payments.

          3.          Collect all Deferral Election Forms and understand and commission preparation of the necessary accounting to determine appropriate schedules for benefit payments.

          4.          Review and decide any requests for early (hardship) withdrawals from Plan participants.

          5.          Confirm and assure the conversion of SIUs to cash on delisting of the stock and the monetization of DPL shares owned by the Master Trusts into cash on or prior to delisting.

          6.          Invest the assets of the Master Trusts.

          7.          Select, and monitor the performance of, from time to time, the Eligible Investment Options in which Participants may allocate their account balance.

          8.          On behalf of the Master Trusts, retain professionals to prepare, and monitor the preparation of, all of the reports required by the Master Trusts and Plans, including periodic reports to the beneficiaries, to the company, annual income tax returns, and so on.

          9.          On behalf of the Master Trusts, hire and monitor the custodian of Master Trust assets.

          Though the Trustees’ principal duty will be to the participants of the Plans, the company (The Dayton Power and Light Company and DPL Inc.), as well as the Plan participants, are also beneficiaries of the Master Trust.  Accordingly, the Trustees owe a fiduciary duty to all parties, the interests of which may not necessarily be consistent.  Further, though the Trustees may engage outside providers to prepare appropriate reports and assist in connection with the above services, the ultimate responsibility for the proper performance of those services will rest on the Trustees; thus, the Trustees will be required to expend substantial time and effort in not only selecting such outside service providers, but in monitoring their performance, reviewing reports, and so on.

          For example, significant outside services will need to be performed for the Trustees by outside providers to enable the Trustees to maintain the administrative and record keeping functions of the Master Trust after a Change of Control including, without limitation, the administration of the investments of the Master Trust, maintenance of the Beneficiary accounts under the Plans, calculation of distributions to Beneficiaries and coordination of such distributions with the provisions of the Plans, providing the Company and the Beneficiaries with necessary information and reports, determining withholdings with respect to distributions, preparation of periodic accountings and obtaining appropriate investment advice as to investments held by the Master Trust and/or the selection of appropriate Eligible Investment Options under the Plans.  Services will also be performed by an accounting firm selected by the Trustees to prepare the annual tax return and, possibly, an annual audit of trust finances.  The trustee fee will not include the cost of such outside providers (or other providers performing similar services); however, it would include all of the time of the individual trustees in whatever capacity (in other words, with no intent to differentiate services performed as “attorney” versus those performed as “trustee”) in coordinating, reviewing, and monitoring those services.  The trustee fees under the Fee Agreement would also include the cost of any attorney retained by the Trustees to assist them in the performance of their routine duties with respect to the administration of the trust outside of litigation or other controversy (for example, advice with respect to the day-to-day fiduciary duties of the trustees and their performance of those duties).  Though, as noted above, the fee would not include the cost of retaining persons to prepare any reports or statements the Trustees deem appropriate to have prepared under the Plans or the

Master Trusts, it would include the retention by the Trustees of accountants or other professionals to assist the Trustees in the review and approval of such statements, reports and other accountings relating to the trusts prepared by others.  Finally, the fee under the Fee Agreement would include trustee overhead (office space, secretarial assistance, and so on) incurred in the performance of their day-to-day routine duties outside of litigation or other controversy.

The trustee fee under the Fee Agreement would not include the fees of any custodian of Master Trust assets, the retention of any investment advisor, any expenditures of the Master Trust not expressly enumerated in the above paragraph as encompassed by the fee, or any expenditures incurred by the Trustees in the administration of the trusts outside routine matters.  For example, the Trustee fee would not include retention of attorneys, accountants, or other experts or persons in connection with enforcing the terms of the Master Trusts, forcing any required contribution to the Master Trusts, defending litigation, whether actual or threatened, by the company or any beneficiaries of the trust against the Master Trusts or the Trustees, and other matters which would be considered other than routine.

The enclosed Trustee Fee Agreement is drafted to be consistent with the above inclusions and exclusions, and should be read and interpreted accordingly in conjunction with this letter.

Very truly yours,

/s/ RICHARD J. CHERNESKY

/s/ RICHARD A. BROOCK

/s/ FREDERICK J. CASPAR

dla
Enclosure